FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month July, 2007

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -                     .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Unaudited financial results (provisional, according to Indian GAAP) for the quarter ended June 30, 2007.

2.	Press release dated July 31, 2007 regarding the unaudited financial results (provisional, according to Indian GAAP) for the quarter ended June 30, 2007.

3.	Notification of change in VSNL’s Board of Directors – appointment of A.K. Srivastava as Director.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 2, 2006. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

	By:	/s/ Rajiv Dhar
	Name:	Rajiv Dhar
July 31, 2007	Title :	Chief Financial Officer

Exhibit 1

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12640

31 July 2007

Sir,

Sub:	Un-audited Financial Results (Provisional, according to Indian GAAP) for the quarter ended 30 June 2007.

Pursuant to Clause 41 of the Listing Agreement with Indian Stock Exchanges, please find sent herewith Un-audited Financial Results (Provisional, according to Indian GAAP) for the quarter ended 30 June 2007, which has been taken on record by the Board of Directors in their Meeting, held on 31 July 2007.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

R.N. Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC information requirements.

VIDESH SANCHAR NIGAM LIMITED

REGD. OFFICE: VIDESH SANCHAR BHAVAN, M.G. ROAD, MUMBAI-400001.

A. UNAUDITED FINANCIAL RESULTS

FOR THE QUARTER ENDED JUNE 30, 2007

(Rs. in crores)

	Particulars	For the quarter ended June 30,		For the year ended March 31,
		2007	2006	2007
		(unaudited)	(unaudited)	(audited)
1	Revenues from Telecommunication Services	1,008.13	924.42	4,041.83
2	Interest Income	0.69	3.07	9.44
3	Other Income	26.63	23.78	202.74

4	Total Income	1,035.45	951.27	4,254.01

5	Total Expenditure	775.43	714.55	3,111.23
	a. Network Costs	564.87	536.23	2,204.47
	b. Operating and Other Expenses	143.94	119.24	663.07
	c. Salaries and Related Costs	66.62	59.08	243.69
6	Interest Expense	1.94	1.06	6.91
7	Depreciation and Amortisation	92.89	104.85	391.33

8	Profit before taxes and exceptional items (1+2+3)-(5+6+7)	165.19	130.81	744.54

9	Exceptional Items:
	a. Expenditure on Voluntary Retirement Scheme/Voluntary Separation Scheme	—	—	23.86
	b. Fixed Assets written off	—	—	8.05

10	Profit Before Taxes (8-9)	165.19	130.81	712.63

11	Provision for Taxation	61.03	42.71	244.07
	a. Current Tax	54.75	49.89	229.97
	b. Deferred Tax expense/(benefit)	5.37	(8.00)	8.40
	c. Fringe Benefit Tax	0.91	0.82	5.70

12	Net Profit (10-11)	104.16	88.10	468.56

13	Paid up Equity Share Capital (Face value of Rs.10 per share)	285.00	285.00	285.00
14	Reserves excluding revaluation reserve	—	—	5,865.59
15	Basic and diluted earnings per share before exceptional items (Rs.)	3.65	3.09	17.18
16	Basic and diluted earnings per share including exceptional items (Rs.)	3.65	3.09	16.44
17	Aggregate of public shareholding
	a. Number of shares	50,483,864.00	63,583,084.00	50,119,540.00
	b. Percentage of shareholding	17.71	22.31	17.59

B. SEGMENT INFORMATION:

(Rs. in crores)

Particulars	For the quarter ended June 30,		For the year ended March 31,
	2007	2006	2007
	(unaudited)	(unaudited)	(audited)
Revenues from Telecommunication Services
Wholesale Voice	530.60	537.94	2,216.86
Enterprise and Carrier Data	343.07	283.96	1,380.66
Others	134.46	102.52	444.31

Total	1,008.13	924.42	4,041.83

Segment result
Wholesale Voice	75.78	127.00	423.03
Enterprise and Carrier Data	291.48	211.62	1,134.11
Others	72.18	20.13	146.67

Total	439.44	358.75	1,703.81

Unallocable expense (net)	(274.25)	(227.94)	(959.27)

Profit before taxes and exceptional expenses	165.19	130.81	744.54

Exceptional expenses	—	—	31.91

Profit before taxes	165.19	130.81	712.63

Provision for taxes (net)	61.03	42.71	244.07

Profit after taxes	104.16	88.10	468.56

Notes to Segments:

The Company’s reportable segments are Wholesale Voice, Enterprise and Carrier Data and Others. The composition of the reportable segments is as follows:

Wholesale Voice: includes International and National Voice services. Enterprise and Carrier Data: includes corporate data transmission services like International Private Leased Circuit (IPLC), Frame Relay, Internet Leased Line (ILL) and National Private Leased Circuit (NPLC). Others: includes Internet, TV up-linking, Transponder Lease and Other services.

Revenues and expenses, which are directly identifiable to segments, are attributed to the relevant segment. Expenses on rent of satellite channels and landlines, and royalty and licence fee are allocated on the basis of usage. Segment result is segment revenues less segment expenses. Certain costs, including depreciation which is not allocable to segments have been classified as “unallocable expense”.

Notes:

1.	The above results for the quarter ended June 30, 2007 have been subjected to a limited review by the statutory auditors, recommended by the audit committee and were taken on record and approved by the Board of Directors of the Company at their meeting held on July 31, 2007.

2.	In view of the Guidance on Implementing Accounting Standard 15 “Employee Benefits” (AS-15), the Company has considered certain entitlements to earned leave as a long-term employee benefit. This has resulted in a reduction in the net liability in respect of employee benefits as at April 01, 2006, of Rs.5.80 crores (net of deferred tax). This amount has been adjusted to the opening balance of General Reserve.

3.	The Board of Directors of the Company in their meeting held on March 14, 2007 had approved a Scheme of Arrangement (“Scheme”) to hive-off its Retail Business Undertaking to its wholly owned subsidiary, VSNL Internet Services Ltd. (formerly DIL Internet Limited). The Scheme is subject to obtaining necessary approvals, permissions and sanctions including approval of the shareholders of the Company in accordance with the requirements of the Companies Act, 1956. In continuation of this process, The Honourable High Court of Judicature at Bombay by its order dated June 15, 2007 has directed the Company to convene a meeting of its Equity shareholders and unsecured creditors for this purpose, which is scheduled to be held on August 02, 2007.

4.	The previous period’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current period’s figures.

5.	Investor Complaint status:

Outstanding as on April 01, 2007	Total received during the quarter ended June 30, 2007	Total resolved during the quarter ended June 30, 2007	Outstanding as on June 30, 2007
Nil	1	1	Nil

For Videsh Sanchar Nigam Limited

N. SRINATH

MANAGING DIRECTOR &

CHIEF EXECUTIVE OFFICER

Place	: Mumbai.
Date	: July 31, 2007

Exhibit 2

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12643

31 July 2007

Sir,

Sub:	Press Release.

Please find sent herewith a copy of the press release on the quarterly results being issued today.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Aditya

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC information requirements, Fax 1934.

Press Release

Headline: VSNL Q1 Net Profits up 18%

Mumbai, July 31, 2007: International communications solutions company, VSNL today announced its standalone results for the quarter ended June 30, 2007 under Indian GAAP. The company’s revenues stood at Rs 1,008 crore for the quarter ended June 30, 2007, up 9% from Rs 924 crore for the quarter ended June 30, 2006.

The company’s net profits for the quarter ended June 30, 2007 rose to Rs 104 crore, up by 18.2% from Rs 88 crore for the quarter ended June 30, 2006. Stand-alone EBITDA for the quarter was Rs 232.7 crore, up 11% from the same period previous year.

“We have integrated our global acquisitions completely and organized ourselves to serve our various customer segments. VSNL’s focus this year is on the enhancement of customer experience and introduction of new, managed services,” Managing Director of VSNL, Mr N Srinath said.

During the quarter, VSNL announced the roll-out of its WiMax network in Bangalore, as part of a major initiative to increase last mile coverage for both its enterprise and retail broadband customers. VSNL also launched several new managed services, including Managed Hosting and Storage and achieved MEF-14 certification for its Ethernet services.

About VSNL:

Videsh Sanchar Nigam Limited (VSNL), a member of the US$ 29 billion Tata Group, is a leading global communications solutions company offering next-generation voice, data and value-added services to enterprises, carriers and retail consumers. Voted the Best Wholesale Service Provider at the World Communications Awards, 2006, VSNL is one of the world’s largest providers of wholesale international voice services and operates one of the largest global submarine cable networks. VSNL’s customer base includes 1,500 global carriers, 450 mobile operators, 10,000 enterprises, 500,000 broadband and Internet subscribers and 300 Wi-Fi public hotspots.

Rated amongst the Top 100 Emerging Global Challengers by the Boston Consulting Group, VSNL has offices in over 35 countries including the United States of America, Canada, the United Kingdom, South Africa, Singapore, Hong Kong, Sri Lanka and India. VSNL’s global transmission network of over 200,000 route kilometers and its IP core with 200 points of presence, enable a range of services that include voice, private leased circuits, IP VPN, Internet access, global Ethernet, hosting, mobile signaling and other IP services. Our philosophy of BusinessnRich drives us to empower our customers to achieve enhanced value in their global businesses.

VSNL (www.vsnl.com) is listed on the Bombay Stock Exchange and the National Stock Exchange of India, and its American Depositary Receipts (ADRs) are listed on the New York Stock Exchange.

Forward-looking and cautionary statements

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. These forward looking statements include, among others, statements concerning VSNL’s communications and information services, business, its advantages and VSNL’s strategy for continuing to pursue its business, the anticipated development and launch of new services in its business, the anticipated dates on which VSNL will begin providing certain services or reach specific milestones in the development and implementation of its business strategy, the growth and recovery of the communications and information services,industry, expectations as to its future revenue, margins, expenses and capital requirements and other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause the actual results, performance or achievments of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on VSNL’s network, failure to develop new products and services that meet customer demands and generate acceptable margins, failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services, failure to stabilize or reduce the rate of price compression on certain of VSNL’s communications services, failure to integrate strategic acquisitions such as the Tyco Global Network and Teleglobe International Holdings Limited and changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

# # #

Exhibit 3

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12641

31 July 2007

Sir,

Sub:	Appointment of Mr. A.K. Srivastava as Director.

Pursuant to Clause 30 of the Listing Agreement, intimation is hereby given that Mr. A.K. Srivastava, DDG(AS), DoT, has been appointed as permanent (non-retiring) director on the Board of VSNL with effect from 31 July 2007.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Aditya

Dy. Company Secretary

To :

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC information requirements.